Disc Medicine, Inc.

321 Arsenal Street, Suite 101

Watertown, MA 02472

November 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Disc Medicine, Inc. Registration Statement on Form S-3 File No. 333-269272 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Disc Medicine, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-275652) (the “Registration Statement”), so that it may become effective at 4:01 pm Eastern time on November 29, 2023, or as soon thereafter as practicable.

Very truly yours, DISC MEDICINE, INC.

By:	/s/ John Quisel
Name: John Quisel, J.D., Ph.D. Title: Chief Executive Officer

Cc: William Collins, Goodwin Procter LLP